

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





July 21, 2005

Katharine A. Martin
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/21/2005

Re: Sun Microsystems, Inc.
Incoming letter dated July 1, 2005

Dear Ms. Martin:

This is in response to your letter dated July 1, 2005 concerning the shareholder proposal submitted to Sun by William Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

July 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Poison Pill Received May 24, 2005

Dear Sir or Madam:

This letter is submitted on behalf of Sun Microsystems, Inc. ("Sun" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the intention of the Company to exclude certain portions of the supporting statement of a shareholder proposal (the "Proposal") submitted by Mr. William Steiner (directly or through his representative, John Chevedden, the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders (the "Proxy Materials"). The Company respectfully requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes portions of the supporting statement of the Proposal from the Proxy Materials for the reasons set forth below. In accordance with Rule 14a-8(j)(2), there are submitted herewith five additional copies of this letter and the attached materials.

To meet printing and distribution requirements, the Company anticipates that it will begin printing its Proxy Materials on or about September 12, 2005 and start mailing its Proxy Materials to stockholders on or about September 19, 2005. The Company currently anticipates filing its definitive Proxy Materials with the Commission on or about September 19, 2005. The Company plans to hold its annual meeting of stockholders on or about October 27, 2005.

I. The Proposal

The Company received correspondence containing a cover letter and the Proposal from the Proponent on May 24, 2005, and subsequently received a Statement of Ownership Record from the Proponent on June 7, 2005, copies of which have been attached hereto as **Attachment A**. While the cover letter is dated September 28, 2004, the Company has no record of receipt of the Proposal until May 24, 2005. The Proposal seeks shareholder approval for the adoption of a rule that the Board of Directors of the Company (the "Board") will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote. The Proposal states in its entirety:

May 23, 2005

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

William Steiner, 112 Abbotsford Gate, Piedmont, NY 10968 submitted this proposal.

Pills Entrench Current Management

"Poison pills...prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2005 it was reported (concerns are inserted):

- The Corporate Library, an independent investment research firm in Portland, Maine, rated our company:

  "D" in Accounting
- Our company has a poison pill with a low 10% trigger
- An overwhelming 75% super majority shareholder vote was required to make certain key changes – entrenchment concern
- Four directors were CEOs – over commitment concern
- Two directors held 4 to 7 board seats – over commitment concern
- Three directors had 17 to 23 years tenure – lack of independence concern

- One director owned no stock – lack of commitment concern
- One director failed on attendance – lack of commitment concern
- The chairman of our compensation committee had 23 years tenure – lack of independence concern

I believe the above slate of under-achievement practices reinforce the reason to adopt the above RESOLVED statement to help improve our corporate governance stature.

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill

Yes on 3

* * *

For the reasons stated below, the Company would like to omit certain portions of the Supporting Statement to the Proposal from its Proxy Materials.

II. Portions of the Supporting Statement May Be Omitted Under Rule 14a-8(i)(3) Because They Contain Statements or Assertions That the Company Can Demonstrate Objectively To Be Materially False or Misleading.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Prior to the Staff's September 15, 2004 Legal Bulletin (See SEC Staff Legal Bulletin No. 14B (CF) (September 15, 2004)), this included factually false or misleading statements, opinions stated as fact, and undocumented assertions of fact. See, e.g., Monsanto Co. (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); Sysco Corp. (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); Kroger Co. (April 11, 2003) (false or misleading statements). Although in its September 15, 2004 Bulletin the Staff announced that opinions stated as facts and undocumented assertions of fact would no longer be excludable, it reaffirmed that materially false or misleading factual statements may properly be excluded under Rule 14a-8(i)(3). However, in order to exclude such statements, the Staff declared that companies must demonstrate objectively that such statements are false or misleading. In the Company's view, the Proposal's supporting statement contains several statements that the Company believes are either false or misleading for the reasons set forth below.

Beginning with "The Corporate Library", and ending with "had 23 years tenure – lack of independence", the supporting statement includes several false or misleading statements. In relevant part, it reads as follows:

- The Corporate Library... rated our company: "D" in Accounting.
- Our company has a poison pill with a "*low*" 10% trigger. [Emphasis Added]
- An "*overwhelming*" 75% super majority shareholder vote was required to make certain key changes – entrenchment concern. [Emphasis Added]
- Four directors were CEOs – over-commitment concern.
- One director owned no stock – lack of commitment concern.
- One director failed on attendance – lack of commitment concern.

First, the Proponent's statement regarding the Company's accounting rating is out of context. The Company received ratings on eight corporate topics from the Corporate Library, including board composition, CEO compensation, shareholder responsiveness, litigation and regulatory problems, takeover defenses, accounting, strategic decision making and analyst adjustment. The Company received an overall board effectiveness rating of "B" and a "best practices" compliance score of 90%. The Proponent's use of one subcomponent of the overall rating does not accurately portray the effectiveness of the Company's Board as determined by the Corporate Library, and instead takes one portion of a comprehensive study out of context, which has the potential to mislead the Company's stockholders. Moreover, the report is not available to stockholders generally because it can only be obtained by paying a fee, so stockholders will not generally know or be able to readily determine that the Company received a far more favorable overall score than the one score included in the Proponent's Supporting Statement. Enclosed for your information is a copy of the Corporate Library Report. The Company believes the statement, without further context, is misleading and should be omitted from the Proposal.

The Company believes the use of the word "low" in the second bulleted item makes that statement misleading. It is a fact that the Company has a poison pill with a 10% trigger. However, by referring to it as a "low" trigger, a stockholder may not appreciate all of the considerations that were made by the board in selecting that threshold. The Company has numerous provisions in its certificate of incorporation and bylaws that provide significant rights to stockholders that are not necessarily typical for a Delaware corporation, including the ability of stockholders to call special meetings and the ability of stockholders to elect to cumulate votes in connection with the election of directors. Given these substantial differences, the word "low" should be omitted because, without context, it could mislead stockholders.

Next, the third bulleted item states that "An '*overwhelming*' 75% super majority shareholder vote was required to make certain key changes – entrenchment concern." While it is true that the Company's bylaws provide that any amendment to the Company's bylaws must be approved by the Board of Directors or 75% of the Company's outstanding shares (the "Voting Requirement"), the Company believes that the statement is misleading to stockholders because the Voting Requirement does not present an entrenchment concern. As mentioned above, Sun's bylaws are not necessarily typical for a Delaware corporation and include numerous provisions designed to prevent entrenchment, including the ability of stockholders to remove directors, with or without cause, the ability of stockholders to act by written consent, the ability of stockholders to call special meetings and the ability of stockholders to cumulate votes in connection with the election of directors. Further, the provision in the bylaws with respect to the ability of stockholders to call a special meeting can only be amended with the approval of 75% of the Company's outstanding shares – not by the Board of Directors – protecting the stockholders' right to call such meetings. As a result, the Company believes that this statement should be amended or struck from the Proposal to avoid misleading stockholders.

Next, the Proponent states that four of the Company's directors were CEOs, causing the potential for over-commitment. In fact, one of these directors is the CEO of the Company. As a result, the Proponent has overstated the potential over-commitment concern, and the Company believes that the statement should be amended or struck from the Proposal to avoid misleading stockholders.

The Proponent's statement regarding the lack of ownership of the Company's stock by one of the directors is false, as the statement does not represent the current facts. At the time the correspondence was apparently first written on September 28, 2004, it is true that one of the directors of the Company, Lynn Turner, did not own any of the Company's stock. However, as timely reported on a Form 4 filing, on February 25, 2005, Mr. Turner purchased stock in the Company, and presently continues to hold those shares. Because of a change in circumstance, this statement included in the Proponent's supporting statement is now false, and the Company believes it should be removed from the Proposal.

Finally, the lack of full disclosure of the circumstances surrounding a Company director's inability to attend Board meetings makes the statement next to the last bullet point misleading. During our 2004 fiscal year, our Board held ten meetings. One of our Board members (who was not a member of any committee of the Board during that year) missed four Board meetings in order to care for his wife, who died that year after a long illness. This fact was disclosed publicly by the Company in its last proxy statement and the director's attendance for the past fiscal year was in excess of 75% of the aggregate number of meetings of the board and the committee on which he served. As this statement does not provide complete disclosure with respect to the director's absence from certain of the Company's Board meetings, the Company believes it should be removed for its potential to mislead the Company's shareholders to believe that the director lacks commitment to his service as a Board member.

As stated above, the Company respectfully requests permission to exclude the false or misleading statements noted above from the Proposal in its Proxy Materials.

* * * * *

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits portions of the supporting statement from its Proxy Materials. Attached hereto is a redacted version of the supporting statement that the Company proposes to include with the Proposal. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (650) 565-3522.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Katharine A. Martin

Enclosures: Letter from William Steiner dated September 28, 2004
Proposal and Supporting Statement
Statement of Ownership
Redacted version of Proposal's supporting statement
Corporate Library Report for the Company

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Attachment A

Cover Letter and Proposal from the Proponent on May 24, 2005

Statement of Ownership Record from the Proponent on June 7, 2005

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

5-23-05
UPDATE

Mr. Scott G. McNealy
Sun Microsystems, Inc. (SUNW)
4150 Network Circle
Santa Clara CA 95054

Dear Mr. McNealy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: John D. Croll, Corporate Secretary
PH: 650 960-1300
FX: 408 276-3804
FX: 650-336-0646
MICHAEL DILLON
FX: 408-276-4601

May 23, 2005

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2005 it was reported (and concerns are inserted):

- The Corporate Library, an independent investment research firm in Portland, Maine, rated our company:
  "D" in Accounting.
- Our company has a poison pill with a low 10% trigger.
- An overwhelming 75% super majority shareholder vote was required to make certain key changes – entrenchment concern.

- Four directors were CEOs – over-commitment concern.
- Two directors held 4 to 7 board seats – over-commitment concern.
- Three directors had 17 to 23 years tenure – lack of independence concern.
- One director owned no stock – lack of commitment concern.
- One director failed on attendance – lack of commitment concern.
- The chairman of our compensation committee had 23 years tenure – lack of independence concern.

I believe the above slate of under-achievement practices reinforce the reason to adopt the above RESOLVED statement to help improve our corporate governance stature.

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.



DISCOUNT BROKERS

Date: 7 June 2005

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4400 shares of Sun Microsystems In; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/9/2001, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 6-13-05 # of pages ▶
To Maria Pizzoli	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 408-276-4601	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

5-23-05
UPDATE

Mr. Scott G. McNealy
Sun Microsystems, Inc. (SUNW)
4150 Network Circle
Santa Clara CA 95054

Dear Mr. McNealy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: John D. Croll, Corporate Secretary
PH: 650 960-1300
FX: 408 276-3804
FX: 650-336-0646
MICHAEL DILLON
FX: 408-276-4601

May 23, 2005

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2005 it was reported (and concerns are inserted):

- The Corporate Library, an independent investment research firm in Portland, Maine, rated our company:
  "D" in Accounting.
- Our company has a poison pill with a low 10% trigger.
- An overwhelming 75% super majority shareholder vote was required to make certain key changes – entrenchment concern.

- Four directors were CEOs – over-commitment concern.
- Two directors held 4 to 7 board seats – over-commitment concern.
- Three directors had 17 to 23 years tenure – lack of independence concern.
- One director owned no stock – lack of commitment concern.
- One director failed on attendance – lack of commitment concern.
- The chairman of our compensation committee had 23 years tenure – lack of independence concern.

I believe the above slate of under-achievement practices reinforce the reason to adopt the above RESOLVED statement to help improve our corporate governance stature.

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.


DJF

DISCOUNT BROKERS

Date: 7 June 2005

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4400 shares of Sun Microsystems In ; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/9/2001, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 6-13-05 # of pages ▶
To Maria Pizzoli	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 408-276-4601	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Redactions are denoted with [***], additions are left in brackets.

May 23, 2005

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

William Steiner, 112 Abbotsford Gate, Piedmont, NY 10968 submitted this proposal.

Pills Entrench Current Management

"Poison pills...prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2005 it was reported (concerns are inserted):

- [*************]

  [*************]
- Our company has a poison pill with a [***] 10% trigger
- [*************]
- [***] [Three] directors were CEOs – over commitment concern
- Two directors held 4 to 7 board seats – over commitment concern
- Three directors had 17 to 23 years tenure – lack of independence concern
- [************]
- [************]
- The chairman of our compensation committee had 23 years tenure – lack of independence concern

I believe the above slate of under-achievement practices reinforce the reason to adopt the above RESOLVED statement to help improve our corporate governance stature.

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill

Yes on 3

Print Report to PDF

Sun Microsystems, Inc. (SUNW)

Board Effectiveness Rating	B	Board Risk Assessment	Low	Previous Rating	C	'Best Practices' Compliance Score	90%
				Date Reviewed	2/18/2005		

(Last data update - 6/3/2005) Events Reported for this Company

Board Effectiveness Rating

OVERALL RATING	B
Board Composition:	C
CEO Compensation:	B
Shareholder Responsiveness:	B
Litigation & Regulatory Problems:	B
Takeover Defenses:	B
Accounting:	D
Strategic Decisionmaking:	B
Analyst Adjustment:	B (None)

ABOUT THE COMPANY

Proxy Filing Date: 9/22/2004
Fiscal Yr End: 06/30
Annual Meeting Date: 11/10/2004
Annual Meeting Location: Corporate Headquarters
Industry: Computer & Electronic Mfg
Listing Exchange: NASDAQ
S&P Index: S&P 500
Russell Index: Russell 1000
Fortune Rank: 194
Country: USA
State HQ: CA
State Incorporated: DE
CIK: 0000709519
Federal ID: 94-2805249
CUSIP: 866810104
SIC: 3571
SIC Description: Electronic Computers
Company Home Page: http://www.sun.com/

OWNERSHIP INFORMATION

Ownership Category: Mixed Ownership
% Held by Controlling Shareholder:

There is no dominant shareholder at this firm.

% Held by Insiders: 2.40
% Held by 5% Holders: 7.40
Total % Insiders + 5% Holders: 9.80
% Held by Institutions: 52.50

TOTAL SHAREHOLDER RETURN (as of 03/31/2005)

	5 Year	3 Year	1 Year
SUNW	-91.38	-54.20	-3.12
Industry	1.76	63.97	-9.02
S&P 500	-17.15	6.62	5.88

MARKET FUNDAMENTALS (updated 03/31/2005)

Closing Share Price:	4.04
52 Week Hi:	5.65
52 Week Lo:	3.29
Price/Earnings:	NA
Price/Book:	2.09
Operating Revenues:	$2,841,000,000
Market Cap:	$13,647,120,000
Shares Outstanding:	3,378,000,000
Employees:	32,600

All numbers included in our Total Shareholder Return & Market Fundamentals sections, and the Institutional Shares Held % number included at left, are updated quarterly by CoreData Financial Information. Total Return numbers show the percentage of change. Industry averages are based on our own calculations.

COMPANY CONTACT INFORMATION

Sun Microsystems, Inc.
4150 Network Cir
Santa Clara CA 95054
USA
Phone: 650 960-1300
Fax: 408 276-3804

COMPANY & BOARD DESCRIPTION

Sun Microsystems, Inc. is a worldwide provider of products, services and support solutions for building and maintaining network computing environments. The Company sells scalable computer systems, high-speed microprocessors and a complete line of related high performance software.

The Sun Microsystems (SUNW) board consists of 9 directors, of which 8 are outside or 'non-executive' directors. Chairman Scott G. McNealy is the current CEO of the company. According to their most recent proxy, the board met 10 times last year. The outside directors also meet separately from management, an especially important indicator of overall board independence. The company's formal governance policy may be accessed online (see below). The company's business ethics code may be accessed online (see below).

There is one female director. There are no directors over seventy. There are 3 directors who are active CEOs at another firm.

CEO Scott G. McNealy is 50 years old. McNealy has been CEO since 1984.

A shareholder rights plan, or 'poison pill', has been implemented by the board at this company.

Sun Microsystems is audited by Ernst & Young LLP.

EVENTS REPORTED FOR THIS COMPANY

Event Date	Event Description	Event Reported
6/2/2005	M&A Activity	Sun Microsystems, Inc. (NASDAQ: SUNW) and Storage Technology Corporation (NYSE: STK) today announced that they have entered into a definitive agreement under which Sun will acquire StorageTek.
5/4/2005	Compensation Announcements	On April 28, 2005, Sun Microsystems, Inc. approved the acceleration of vesting of certain unvested and out-of-the-money stock options with exercise prices equal to or greater than $6.00 per share previously awarded to its employees, including its executive officers, and its directors under the Company's equity compensation plans.
2/18/2005	Rating Change - Upgrade	On February 18, 2005, The Corporate Library reconsidered the weighting of its CEO Compensation score, and for the S&P 500, undertook an extensive review of each company's compensation policies. After reviewing Sun Microsystems, Inc.'s compensation figures and policies, we changed their compensation grade from 'C' to 'B' and this had the effect of changing Sun Microsystems, Inc.'s overall grade to 'B'.
2/4/2005	SOX 404 Compliance	We are evaluating our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As a result, we are incurring additional expenses and a diversion of management's time. While we currently anticipate completion of testing and evaluation of our internal controls over financial reporting with respect to the requirements of Section 404 of the Sarbanes-Oxley Act in a timely fashion, there can be no assurance that we will be able to accomplish this. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to investigation by regulatory authorities. Any such action could adversely affect our financial results and/or the market price of our common stock. Source: 10Q. Filing Date: 2/4/2005.
10/8/2004	Litigation	Without admitting or denying allegations, Sun Microsystems has entered into a formal settlement agreement with the Eastman Kodak Company to settle all claims in pending litigation between the parties. The matter was being heard in the U.S. District Court for the Western District of New York. The settlement involves a cost to Sun of $92 million. In exchange, Sun receives a license under all Kodak patents for the benefit of the Java™ technology and under the patents in the lawsuit for any and all purposes. The settlement assures customers worldwide that Sun will stand behind its products and intellectual property, and eliminates any uncertainty that could result from a protracted law suit and appeal.
6/28/2004	Board Changes	The board of directors of Sun Microsystems, Inc., (Nasdaq: SUNW) today announced that Stephen Bennett, 50, president and chief executive officer, Intuit Inc., has been elected to Sun's board of directors, effective immediately.
9/30/2002	Coverage Initiated	On this date, The Corporate Library commenced data collection and analysis of this company. Some data points may precede this date.

ABOUT THE BOARD

Chairman of the Board:	Scott G. McNealy
Lead Director:	James L. Barksdale
Corporate Secretary:	Michael A. Dillon
General Counsel:	Michael A. Dillon
Lead Law Firm:	
Has Formal Governance Policy?	Yes
Has Business Ethics Policy?	Yes
Full Board Meetings Held Last Year:	10
Holds Non-Executive Director Meetings?	Yes
Non-Executive Director Meetings Held Last Year:	10
Classified Board Elections?	No
Independent Audit Committee?	Yes
Independent Comp Committee?	Yes
Independent Nominating Committee?	Yes

Board Has Outside Majority?	Yes
Total Directors:	9
Inside Directors:	1
Outside Directors:	7
Outside Related Directors:	1
Directors Over 70:	0
Directors With Over 15yrs Tenure:	3
Female Directors:	1
Directors On More Than 4 Boards:	1
Directors Who Are Active CEOs:	4
Directors Who Failed Min Attendance:	1
Directors Who Own Zero Shares:	1
Problem Directors:	0

BASIC DIRECTOR COMPENSATION

Director Base Pay: $42,000

Non-employee directors receive an annual retainer paid quarterly as follows:

Board Member $ 42,000

Audit Committee Chair $ 62,000

Audit Committee Member $ 52,000

Other Committee Chairs $ 47,000

Employee directors do not receive compensation for their service as a member of our Board.

Non-employee directors participate in our 1988 Directors' Stock Option Plan. Under the plan, each non-employee director who is not, on the date first elected to the Board, a partner, officer or director of an entity having an equity investment in Sun is automatically granted a nonstatutory stock option to purchase 20,000 shares of common stock. Each non-employee director who is a partner, officer or director of an entity having an equity investment in Sun is automatically granted a nonstatutory stock option to purchase 10,000 shares of common stock on the date he or she becomes a director. Thereafter, on the date of each annual meeting of stockholders, each non-employee director who is re-elected and has served on the Board for at least six months is automatically granted a nonstatutory stock option to purchase 10,000 shares of common stock. The number of options subject to an automatic grant under the plan is not adjusted for forward stock splits, stock dividends, a combination or reclassification or similar transaction that increases the number of shares of Sun common stock outstanding without receipt by Sun of consideration. Options granted upon re-election have an exercise price equal to the closing price of Sun common stock on the annual meeting date as reported on the Nasdaq National Market. Options under the plan expire after five years, vest at a rate of twenty-five percent per year and can only be exercised while the optionee is a director, or within six months after service as a director terminates due to death or disability, or within ninety days after the optionee ceases to serve as a director for any other reason.

During fiscal 2004, Mr. Bennet, who was first elected as a non-employee director in June 2004, was granted an option to purchase 20,000 shares of common stock, at a per share exercise price of $4.28, which was the closing price of Sun's common stock on the date of grant, as reported on the Nasdaq National Market. Each non-employee director re-elected at our 2003 Annual Meeting was granted an option to purchase 10,000 shares of common stock, at an exercise price of $4.208 per share. During fiscal 2004, there were no options exercised by non-employee directors.

CURRENT DIRECTORS

Name	Age	Tenure	No. of Boards	Status	Outside	CEO	Chair	Lead	Shares Held	Shares Rptd
Scott G. McNealy	50	23	1	Director	Inside	X	X		56,096,302	68,696,382
James L. Barksdale	62	6	3	Director	Outside			X	930,000	962,500
L. John Doerr	54	23	7	Director	Outside				3,038,496	3,110,996
Robert J. Fisher	51	10	2	Director	Outside				577,600	650,100
M. Kenneth Oshman	65	17	3	Director	Outside				2,232,200	2,304,700
Naomi O. Seligman	66	6	3	Director	Outside				10,000	62,500
Michael E. Lehman	55	3	4	Director	Outside Related				214,484	224,484

Lynn E. Turner	53	3	1	Director	Outside				0	10,000
Stephen M. Bernett	51	1	2	Director	Outside				50,000	50,000

* = Problem Director

CURRENT COMMITTEE ASSIGNMENTS

The Corporate Library collects charters, when made available by the companies, for six main committee types: Audit, Compensation, Nominating, Governance, Executive and Finance.

If a committee's "Charter" button does not appear below, we have been unable to locate the relevant document.

Audit Committee (met 13 time(s) last year)

Name	Age	Tenure	Committee Status	Outside	CEO	Chair	Lead
Robert J. Fisher	51	10	X	Outside			
Naomi O. Seligman	66	6	X	Outside			
Lynn E. Turner	53	3	C	Outside			

Compensation Committee (met 6 time(s) last year)

Name	Age	Tenure	Committee Status	Outside	CEO	Chair	Lead
Stephen M. Bennett	51	1	X	Outside			
L. John Doerr	54	23	C	Outside			
M. Kenneth Oshman	65	17	X	Outside			

Nominating & Corporate Governance Committee (met 4 time(s) last year)

Name	Age	Tenure	Committee Status	Outside	CEO	Chair	Lead
James L. Barksdale	62	6	C	Outside			X
L. John Doerr	54	23	X	Outside			

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

ABOUT THE CEO

CEO: Scott G. McNealy

Age: 50

CEO Since: 1984

Tenure: 21

Mr. McNealy is founder, Chairman, President and Chief Executive Officer of Sun Microsystems, Inc. (Sun). He served Sun as Chairman and Chief Executive Officer from April 1999 to June 2002, Chairman, President and Chief Executive Officer from December 1984 to April 1999, President and Chief Operating Officer from February 1984 to December 1984 and Vice President of Operations from February 1982 to February 1984.

CEO COMPENSATION

Exclusive Shares Held: 56,264,370

Base Salary: $100,000

Annual Bonus: $0

Other Annual Comp: $0

TOTAL ANNUAL COMP: $100,000

LTIP Payout: $0

All Other Comp: $4,268

Restricted Stock: $0

Options Value Realized: $7,081,200

TOTAL COMPENSATION: $7,185,468

Annual Option Grant 1: 1,500,000

% of Total Options Granted 1: 1.41%

Exercise Price Per Share 1: $3.85

Black-Scholes Value (If Given) 1:

TCL Black-Scholes Value 1: $2,001,817

Summary Black-Scholes Value:

ABOUT THE CFO

CFO: Stephen T. McGowan

Age: 56

CFO Tenure: 3

Mr. McGowan has served as Chief Financial Officer and Executive Vice President, Corporate Resources of Sun Microsystems, Inc. since July 2002. He served as Vice President, Finance, Global Sales Operations from July 2001 to June 2002, Vice President, Staff Operations, Global Sales Operations from June 2000 to June 2001, Vice President, Finance, Computer Systems, Network Storage and Network Service Providers from February 1998 to June 2000, Vice President, Finance, Worldwide Financial Operations of Sun Microsystems Computer Corporation (SMCC), a wholly-owned subsidiary of Sun, from July 1994 to February 1998 and Vice President, Finance, North America and Australia Field Operations of SMCC from October 1992 to July 1994.

AUDITOR & AUDIT FEES

Auditor: Ernst & Young LLP

Previous Auditor:

Audit Fees Paid: $5,381,000

Audit Related Fees Paid: $42,000

Tax Preparation Fees Paid: $6,113,000

All Other Fees Paid: $565,000

Total Fees Paid: $12,101,000

Audit + Audit Related as % of Total: 44.81%

Auditor Change Notes:

ACCOUNTING

Accounting Indicator Red Flags?

Accounting Changes: No

Earnings to Sale of Assets Ratio: No

Inventory to Sales Ratio: Yes

Summary TCL Black-Scholes Value:	$2,001,817
TOTAL TARGET COMPENSATION:	$104,266
Number of Options Exercised:	2,000,000
Exercisable Options:	16,233,413
Unexercisable Options:	5,466,787
Value of Exercisable Options:	$19,006,320
Value of Unexercisable Options:	$1,224,000
Shares to Salary Multiple:	2,455.94
Variable Pay as % of Total:	98.55%
Variable Pay as Stock:	98.10%
CEO Contract Available?	Yes
Former CEO Contract Available?	No
Annual Incentive Plan Available?	No
Long-term Incentive Plan Available?	No

TAKEOVER DEFENSES

Board Accountability

Effective Classified (Staggered) Board?	No
Classified (Staggered) Board?	No
Multiple Classes of Common Stock?	No

Multiple Class Stock Notes

No known concerns

Director Removal Only for Cause?	No
Vote Required to Remove For Cause:	51%
Vote Required to Remove Without Cause:	51%
Shareholders Can Fill Board Vacancies?	No

Board Vacancy Notes

Shareholder Voting and Action Rights

Vote Required to Call Special Meeting:	10%
Is Special Meeting Rule More or Less Restrictive Than State Law?	Less Restrictive
Vote Required to Act by Written Consent Percent:	51%
Is Written Consent Rule More or Less Restrictive Than State Law?	Same
Vote Required for Merger or Other Transaction:	51%

Merger Vote Notes

Vote Required to Amend the Charter:	51%

Charter Amendment Notes

Amendment of article 9(Election of Directors) requires 75% approval.

Vote Required to Amend the Bylaws:	75%

Bylaws Amendment Notes

Cumulative Voting?	Yes

Poison Pill

Profit to Sales Ratio:	No
Unusual Sales Ratio:	No
Discontinued Operations = Positive:	No
Discontinued Operations = Negative:	No
Depreciation:	Yes
Restructuring Charges:	Yes
Write-offs & Other Special Charges:	Yes

Additional Notes & Comments

Please note that these accounting ratings are intended for use as 'red flags' only. They suggest the need for further research, but should not be regarded as conclusive. In this particular case, our screens highlight the following areas of potential concern:

- Depreciation figures for the most recently available quarter should be reviewed more closely. While many firms regularly report such figures, when seen in combination with the other concerns included here, such reporting may suggest the need for closer scrutiny.
- The change in year over year inventory exceeds either the positive difference in net sales by more than 10%, or the negative difference in net sales by more than 20%, and should be reviewed more closely.
- Restructuring charges reported by the firm for the most recently available quarter should be reviewed more closely, particularly when seen in combination with other any other concerns included here.
- Special charges have been reported for the most recently available quarter and should be reviewed more closely, particularly when seen in combination with other any other concerns included here.

STRATEGIC DECISIONMAKING

Merger & Acquisition Activity

No activity reported in this area for this company

Has Poison Pill? Yes

Poison Pill Notes

The percentage threshold required to trigger the pill is 10%.

Other Defenses

Business Combination Provision? No

Fair Price Provision? No

Control Share Acquisition Provision? No

Stakeholder Constituency Provision? No

Advance Notice Requirement? Yes

SHAREHOLDER RESPONSIVENESS

Proxy Year	Yes Votes	Type of Proposal	Enacted by Board
2003	9%	Human Rights	NA
2002	9%	Human Rights	NA
2001	13%	Human Rights	NA

Scott G. McNealy

Age:	50
Gender:	Male
Total Number of Corporate Directorships:	1
Is Active CEO?	Yes

Mr. McNealy is founder, Chairman, President and Chief Executive Officer of Sun Microsystems, Inc. (Sun). He served Sun as Chairman and Chief Executive Officer from April 1999 to June 2002, Chairman, President and Chief Executive Officer from December 1984 to April 1999, President and Chief Operating Officer from February 1984 to December 1984 and Vice President of Operations from February 1982 to February 1984.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shar R
General Electric Company	GE	D	1999	3	Retired	4/24/2002	Outside Related							68,163	81,6
Sun Microsystems, Inc.	SUNW	B	1982	23	Director		Inside	X		X		X		56,096,302	68,696,3

Committee Assignments			
Committee Name	Status (see below)	Company Name	Ticker

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
Business Council (The)	Director	n/a		n/a
Business Roundtable (The)	Member	n/a		n/a

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family

No mutual funds trusteeships were found for this director

James L. Barksdale

Age:	62
Gender:	Male
Total Number of Corporate Directorships:	3
Is Active CEO?	Yes

Mr. Barksdale has been President and Chief Executive Officer of Barksdale Management Corporation, an investment management company, since April 1999. He has been General Partner of The Barksdale Group, LLC, a company he co-founded, since April 1999. He is also Special Advisor to General Atlantic Partners. Mr. Barksdale served as President and Chief Executive Officer of Netscape Communications Corporation, an Internet company, from January 1995 until March 1999, when Netscape was acquired by America Online, Inc.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd
Time Warner Inc.	TWX	D	2001	4	Director		Outside							258,727	258,727
FedEx Corporation	FDX	D	1999	6	Director		Outside Related							32,800	32,800
Sun Microsystems, Inc.	SUNW	B	1999	6	Director		Outside				X		Failed Standards	930,000	962,500
Barksdale Management Corp, Inc.					Retired										
Netscape Communications Corporation (Retired)			1995	4	Former	7/15/1999									
AOL-Time Warner, Inc.					Former										

Committee Assignments			
Committee Name	**Status (see below)**	**Company Name**	**Ticker**
Compensation	X	FedEx Corporation	FDX
Information Technology Oversight	X	FedEx Corporation	FDX
Nominating & Corporate Governance	C	Sun Microsystems, Inc.	SUNW

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
Task Force on National Security in the Information Age	Member	Chairman		n/a

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family

No mutual funds trusteeships were found for this director

L. John Doerr

Age:	54
Gender:	Male
Total Number of Corporate Directorships:	7
Is Active CEO?	No

Mr. Doerr has been a General Partner of Kleiner Perkins Caufield & Byers since September 1980. He holds a Masters of Business Administration degree from Harvard Business School and a Masters of Science degree in electrical engineering and computer science and a Bachelor of Science degree in electrical engineering from Rice University.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shar Rp
Intuit, Inc.	INTU	C	1990	15	Director		Outside							227,031	424,11
Sun Microsystems, Inc.	SUNW	B	1982	23	Director		Outside							3,038,496	3,110,99
palmOne, Inc.	PLMO	B	2003	2	Director		Outside Related							1,339,273	1,340,43
Amazon.com, Inc.	AMZN	A	1996	9	Director		Outside							2,919,749	2,936,35
WebMD Corporation	HLTH	B	1997	5	Retired	10/24/2002	Outside							8,410,459	8,410,45
Google Inc.	GOOG	B	1999	6	Director		Outside							34,550	105,99
Drugstore.com Inc					Director										
Homestore Inc.					Director										

Committee Assignments

Committee Name	Status (see below)	Company Name	Ticker
Compensation	C	Sun Microsystems, Inc.	SUNW
Compensation & Leadership	X	Google Inc.	GOOG
Nominating & Corporate Governance	X	Intuit, Inc.	INTU
Nominating & Corporate Governance	X	Sun Microsystems, Inc.	SUNW
Nominating & Corporate Governance	C	Amazon.com, Inc.	AMZN
Nominating & Corporate Governance	X	Google Inc.	GOOG

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
Rice University	Alumni	n/a		n/a
Harvard Business School	Alumni	n/a		n/a
Aspen Institute (The)	Trustee	n/a		n/a

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family
No mutual funds trusteeships were found for this director						

Robert J. Fisher

Age:	51
Gender:	Male
Total Number of Corporate Directorships:	2
Is Active CEO?	No

Mr. Fisher has served as Chairman of The Gap, Inc. (a clothing retailer) since May 2004. From April 1997 to November 1999, he served as President, Gap Division, The Gap, Inc.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd
Gap, Inc. (The)	GPS	C	1990	15	Director		Outside Related			X				51,156,070	152,192,827
Sun Microsystems, Inc.	SUNW	B	1995	10	Director		Outside							577,600	650,100

Committee Assignments			
Committee Name	Status (see below)	Company Name	Ticker
Audit	X	Sun Microsystems, Inc.	SUNW

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
No non-corporate affiliations were found for this director				

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family
No mutual funds trusteeships were found for this director						

M. Kenneth Oshman Ph.D.

Age:	65
Gender:	Male
Total Number of Corporate Directorships:	3
Is Active CEO?	Yes

Since 1989, Mr. Oshman has served as Chairman and Chief Executive Office of Echelon Corporation, a networking company providing hardware and software products that enable everyday products to be made smart and connected to one another and the Internet. He co-founded Rolm Corporation in 1969 and served as Chief Executive Officer and President until Rolm's merger with IBM in 1984. From 1984 to 1986, Mr. Oshman served as a Vice President of IBM.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd
Knight-Ridder, Inc.	KRI	B	1996	9	Director		Outside							9,069	53,142
Sun Microsystems, Inc.	SUNW	B	1988	17	Director		Outside							2,232,200	2,304,700
Echelon Corporation					Director										

Committee Assignments			
Committee Name	Status (see below)	Company Name	Ticker
Compensation	C	Knight-Ridder, Inc.	KRI
Compensation	X	Sun Microsystems, Inc.	SUNW
Executive	X	Knight-Ridder, Inc.	KRI
Nominating & Corporate Governance	X	Knight-Ridder, Inc.	KRI

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
No non-corporate affiliations were found for this director				

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family
No mutual funds trusteeships were found for this director						

Naomi O. Seligman

Age:	66
Gender:	Female
Total Number of Corporate Directorships:	3
Is Active CEO?	No

Since June 1999, Ms. Seligman has been a Senior Partner at Ostriker von Simson, Inc., an IT strategy exchange which facilitates a dialogue between the Chief Information Officers of large multinational corporations, premier venture capitalists and computer industry establishment Chief Executive Officers. She was a Senior Partner of the Research Board, Inc., which she co-founded in 1977 and led until June 1999.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd
Dun & Bradstreet Corporation (The)	DNB	B	1999	6	Director		Outside							5,012	25,641
Sun Microsystems, Inc.	SUNW	B	1999	6	Director		Outside							10,000	62,500
Martha Stewart Living Omnimedia, Inc.	MSO	C	1999	4	Retired	8/11/2003	Outside							16,467	27,467
Akamai Technologies, Inc.	AKAM	B	2001	4	Director		Outside							0	67,875

Committee Assignments

Committee Name	Status (see below)	Company Name	Ticker
Audit	X	Dun & Bradstreet Corporation (The)	DNB
Audit	X	Sun Microsystems, Inc.	SUNW
Board Affairs	X	Dun & Bradstreet Corporation (The)	DNB
Compensation	C	Akamai Technologies, Inc.	AKAM

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
No non-corporate affiliations were found for this director				

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family
No mutual funds trusteeships were found for this director						

Michael E. Lehman

Age:	55
Gender:	Male
Total Number of Corporate Directorships:	4
Is Active CEO?	No

Mr. Lehman served as Executive Vice President of Sun Microsystems, Inc. from July 2002 until his resignation from employment in September 2002. Since that time, he has served as a self-employed business consultant. From July 2000 to July 2002, he served as Executive Vice President, Corporate Resources and Chief Financial Officer of Sun, and from January 1998 to July 2000, as Vice President, Corporate Resources and Chief Financial Officer of Sun.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd
MGIC Investment Corporation	MTG	B	2001	4	Director		Outside							6,564	6,564
Sun Microsystems, Inc.	SUNW	B	2002	3	Director		Outside Related							214,484	224,484
Echelon Corporation					Director										
NetIQ Corporation Inc					Director										

Committee Assignments

Committee Name	Status (see below)	Company Name	Ticker
Audit	X	MGIC Investment Corporation	MTG

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure

No non-corporate affiliations were found for this director

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family

No mutual funds trusteeships were found for this director

Lynn E. Turner

Age:	53
Gender:	Male
Total Number of Corporate Directorships:	1
Is Active CEO?	No

Mr. Turner has been the Managing Director of Research of Glass Lewis & Co. LLC, an independent research firm, since July 2003. He also has served as a Managing Director and Senior Advisor of Kroll Zolfo Cooper LLC, a financial consulting services company, since July 2003. From August 2001 to June 2004, Mr. Turner was a Professor of Accounting and Director of the Center for Quality Financial Reporting at Colorado State University. From July 1998 to August 2001, he served as Chief Accountant of the United States Securities and Exchange Commission.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd

Sun Microsystems, Inc.	SUNW	B	2002	3	Director		Outside							0	10,000

Committee Assignments			
Committee Name	**Status (see below)**	**Company Name**	**Ticker**
Audit	C	Sun Microsystems, Inc.	SUNW
X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus			

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
Colorado State University	Director	n/a		n/a
U.S. Securities and Exchange Commission	Executive	n/a		n/a

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family
No mutual funds trusteeships were found for this director						

Stephen M. Bennett

Age:	51
Gender:	Male
Total Number of Corporate Directorships:	2
Is Active CEO?	Yes

Mr. Bennett has been President and Chief Executive Officer of Intuit Inc. since 2000. Prior to joining Intuit, he spent 23 years with General Electric Corporation. From December 1999 to January 2000, Mr. Bennett was an Executive Vice President of GE Capital, the financial services subsidiary of General Electric Corporation, and from July 1999 to November 1999, he was President and Chief Executive Officer of GE Capital e-Business. Mr. Bennett was President and Chief Executive Officer of GE Capital Vendor Financial Services from April 1996 through June 1999. He holds a Bachelor of Arts in Finance and Real Estate from the University of Wisconsin.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd
Intuit, Inc.	INTU	C	2000	5	Director		Inside	X						193,344	1,904,171
Sun Microsystems, Inc.	SUNW	B	2004	1	Director		Outside							50,000	50,000

Committee Assignments			
Committee Name	**Status (see below)**	**Company Name**	**Ticker**
Compensation	X	Sun Microsystems, Inc.	SUNW
Executive	X	Intuit, Inc.	INTU
X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus			

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
University of Wisconsin	Alumni	n/a		n/a

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

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July 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Poison Pill Received May 24, 2005

Dear Sir or Madam:

This letter is submitted on behalf of Sun Microsystems, Inc. ("Sun" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the intention of the Company to exclude certain portions of the supporting statement of a shareholder proposal (the "Proposal") submitted by Mr. William Steiner (directly or through his representative, John Chevedden, the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders (the "Proxy Materials"). The Company respectfully requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes portions of the supporting statement of the Proposal from the Proxy Materials for the reasons set forth below. In accordance with Rule 14a-8(j)(2), there are submitted herewith five additional copies of this letter and the attached materials.

To meet printing and distribution requirements, the Company anticipates that it will begin printing its Proxy Materials on or about September 12, 2005 and start mailing its Proxy Materials to stockholders on or about September 19, 2005. The Company currently anticipates filing its definitive Proxy Materials with the Commission on or about September 19, 2005. The Company plans to hold its annual meeting of stockholders on or about October 27, 2005.

I. The Proposal

The Company received correspondence containing a cover letter and the Proposal from the Proponent on May 24, 2005, and subsequently received a Statement of Ownership Record from the Proponent on June 7, 2005, copies of which have been attached hereto as **Attachment A**. While the cover letter is dated September 28, 2004, the Company has no record of receipt of the Proposal until May 24, 2005. The Proposal seeks shareholder approval for the adoption of a rule that the Board of Directors of the Company (the "Board") will redeem any

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sun Microsystems, Inc.
Incoming letter dated July 1, 2005

The proposal requests that the board adopt a rule requiring the board to redeem any current or future poison pill unless it is submitted to a shareholder vote.

We are unable to concur in your view that Sun may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Sun may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Mark F. Vilardo
Special Counsel